UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 25, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk phase 2 trial with amycretin reports significant weight loss and HbA1c reduction in type 2 diabetes

•	Amycretin showed statistically significant weight loss of up to 14.5% at 36 weeks
•	Amycretin demonstrated statistically significant reductions in HbA1c with up to 89.1% achieving HbA1c levels below 7%
•	Amycretin appeared to have a safe and well-tolerated profile consistent with incretin and amylin-based therapies

Bagsværd, Denmark, 25 November 2025 – Novo Nordisk today announced positive headline results from a phase 2 clinical trial with amycretin in people with type 2 diabetes. This marks the first evaluation of amycretin in people with type 2 diabetes, further demonstrating Novo Nordisk’s commitment to advancing innovation in the treatment of type 2 diabetes. Amycretin is a unimolecular agonist of the glucagon-like peptide 1 (GLP-1) and amylin receptors, intended for once-weekly subcutaneous administration and once-daily oral administration.

The trial investigated the efficacy, safety and pharmacokinetics of once-weekly subcutaneous amycretin and once-daily oral amycretin compared to placebo in 448 people with type 2 diabetes inadequately controlled on metformin with or without an SGLT2 inhibitor as standard of care. Approximately 40% of all participants were using an SGLT2 inhibitor before initiating the trial. The trial was a combined multiple ascending dose study, investigating six subcutaneous doses from 0.4 mg to 40 mg administered weekly, and three daily oral doses of 6 mg, 25 mg and 50 mg, with a total treatment duration of up to 36 weeks.

When evaluating the effects of treatment, if all people adhered to treatment1 from a mean baseline HbA1c of 7.8%, once-weekly subcutaneous amycretin achieved dose-dependent reductions in HbA1c of up to -1.8% by week 36. The proportion of people achieving HbA1c <7% and ≤6.5% was up to 89.1% and 76.2% respectively.

1I.e. if all people followed the planned dosing schedule for the full trial period without initiation of rescue medication

From a mean baseline HbA1c of 8.0%, people treated with once-daily oral amycretin achieved dose-dependent improvements in HbA1c of up to -1.5% by week 36. The proportion of people achieving an HbA1c level of <7% and ≤6.5% with once-daily oral amycretin was 77.6% and 62.6% respectively.

By comparison, people treated with placebo achieved HbA1c improvement of -0.2% and -0.4% with subcutaneous and oral amycretin, respectively. The estimated improvements in HbA1c were all statistically significant versus placebo, confirming the primary endpoints of the trial.

From a mean baseline body weight of 99.2 kg, subcutaneous amycretin achieved statistically significant weight loss of up to -14.5% compared to -2.6% in people treated with placebo. People treated with the highest dose of subcutaneous amycretin were on the final maintenance dose for a duration of 4 weeks. Similarly, from a mean baseline body weight of 101.1 kg, people treated with oral amycretin also achieved statistically significant weight loss of up to -10.1% compared to -2.5% in people treated with placebo. For the higher doses of amycretin, irrespective of administration route, no weight loss plateau was observed at week 36.

In the trial, subcutaneous and oral amycretin appeared to have a safe and well-tolerated profile, consistent with other incretin and amylin-based therapies. The most common adverse events with amycretin were gastrointestinal, and the vast majority were mild to moderate in severity.

“We are very encouraged by the phase 2 data with amycretin in people with type 2 diabetes - the first time amycretin has been evaluated in this population. The data further validate the potential best-in-class profile of amycretin” said Martin Holst Lange, chief scientific officer and executive vice president of Research and Development at Novo Nordisk. “Amycretin is built on the complementary biology of GLP-1 and amylin, and we are looking forward to bringing amycretin into an extensive phase 3 development programme across multiple indications in 2026”.

Based on the results, Novo Nordisk is now planning to initiate a phase 3 development programme with amycretin for adults with type 2 diabetes in 2026.

About amycretin

Amycretin is a unimolecular, long-acting GLP-1 and amylin receptor agonist under development by Novo Nordisk to provide an efficacious and convenient treatment for adults with overweight or obesity and as a treatment for adults with type 2 diabetes. Amycretin is developed for oral and subcutaneous administration.

About the Phase 2 trial in T2D

This trial is an interventional, multinational, multi-centre, randomised, parallel, double-blind (within arms), placebo-controlled, dose-finding study. The phase 2 trial investigated the safety, efficacy and PK properties of once-weekly subcutaneous and once-daily oral amycretin in participants with type 2 diabetes inadequately controlled (HbA1c 7.0-10.0%) on a stable dose of metformin with or without an SGLT2 inhibitor. In the trial, close to two-thirds of the participants were male across both routes of administration. The trial consisted of nine active treatment arms. Participants received increasing doses of once-weekly subcutaneous amycretin (0.4 mg, 1.5 mg, 5 mg, 10 mg, 20 mg, and 40 mg) in six groups, and oral amycretin (6 mg, 25 mg, and 50 mg) in three groups for up to 36 weeks. The primary objective is to determine and characterise the dose-response relationship of subcutaneous and oral amycretin on change in HbA1c from baseline to week 36 in participants with type 2 diabetes. Secondary endpoints included changes in body weight (%) from baseline to week 36.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information:

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Max Ung	Christoffer Sho Togo Tullin
+45 3077 6414	+45 3079 1471
mxun@novonordisk.com	cftu@novonordisk.com

Alex Bruce	Frederik Taylor Pitter
+45 3444 2613	+1 609 613 0568
axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 38 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 25, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer